Exhibit 99.1

CONTINENTAL ENERGY CORPORATION

INTERIM FINANCIAL STATEMENTS

31 March 2019

Expressed in U.S. Dollars

(Unaudited – Prepared by Management)

INTERIM FINANCIAL STATEMENTS

The financial statements included herein are management prepared, unaudited, condensed, consolidated, interim financial statements and are hereinafter referred to as the "Interim Financial Statements". These Interim Financial Statements are filed on SEDAR concurrently with Management's Discussion and Analysis ("MD&A") of the results for the same period, and may be read in conjunction with the MD&A.

NOTICE OF NO AUDITOR REVIEW

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of our Interim Financial Statements, then such statements must be accompanied by a notice indicating that they have not been reviewed by an auditor.

Neither the accompanying Interim Financial Statements as presented herein nor the accompanying MD&A have been reviewed by our auditors. Both the Interim Financial Statements and the MD&A have been prepared by and are the responsibility of the management of Continental Energy Corporation.

Continental Energy Corporation
Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

STATEMENTS OF FINANCIAL POSITION

	Note	31 March	30 June
ASSETS		2019	2018
Current		$	$
Cash		143,980	30,887
Receivables		9,028	7,606
Prepaid expenses and deposits		27,523	39,456
		180,531	77,949
LIABILITIES
Current
Accounts payable and accrued liabilities	7	253,500	527,125
Loan from related party	7	87,500	87,500
		341,000	614,625
Non-current assets
Promissory notes	0	79,942	-
		420,942	614,625
DEFICIENCY
Share capital	6	18,238,161	17,841,522
Share-based payment and other reserve	6	10,535,182	10,277,321
Deficit		(29,013,754)	(28,655,519)
		(240,411)	(536,676)
		180,531	77,949

Nature of Operations and Going Concern (Note 1)
Subsequent Events (Note 10)

ON BEHALF OF THE BOARD:

“Richard L. McAdoo”, Director & CEO

“Phillip B. Garrison”, Director & Acting CFO

- See Accompanying Notes –

Continental Energy Corporation
Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		For the Three	For the Three	For the Nine	For the Nine
		Months	Months	Months	Months
		Ended	Ended	Ended	Ended
		31 March	31 March	31 March	31 March
	Note	2019	2018	2019	2018
EXPENSES		$	$	$	$
Consulting		10,811	12,500	10,811	12,500
Depreciation		-	91	-	274
Interest and bank charges	0	2,414	425	16,656	9,034
Management and consulting fees	7	47,188	14,907	119,047	98,324
Office and investor relations		9,575	21,547	63,108	122,504
Professional fees		6,077	4,157	24,346	66,995
Rent, maintenance and utilities		9,139	760	16,531	3,309
Share-based payments	6	92,250	-	92,250	41,950
Travel and accommodation		5,590	4,424	25,331	42,702
		(183,044)	(58,811)	(368,080)	(397,592)
Other income (expenses)
Interest and foreign exchange		6,493	(438)	4,595	(1,448)
Financing cost		-	-	-	(151,110)
Settlement of debt	6	-	204,000	5,250	382,838
Transaction cost		-	-	-	(534,425)
Net loss and comprehensive loss for the period		(176,551)	144,751	(358,235)	(701,737)
Loss Per Share – Basic and Diluted		(0.00)	0.00	(0.00)	(0.00)
Weighted Average Number of Shares		174,715,381	163,232,048	169,887,644	149,052,607

- See Accompanying Notes -

  Continental Energy Corporation
  Financial Statements
  (Unaudited – Prepared by Management and expressed in US Dollars)

  STATEMENTS OF CASH FLOWS

		For the Nine	For the Nine
		Months Ended	Months Ended
		31 March	31 March
		2019	2018
Cash Resources Provided By (Used In)	Note	$	$
Operating Activities
Loss for the period		(358,235)	(701,737)
Items not affecting cash
Depreciation		-	274
Interest on debt	0	14,861	7,486
Settlement of debt	6	(5,250)	(382,838)
Financing cost		-	151,110
Share-based payment expense	6	92,250	41,950
Transaction cost		-	534,425
Changes in non-cash working capital
Receivables		(1,422)	(4,718)
Prepaid expenses and deposits		11,933	(120,919)
Accounts payable and accrued liabilities		(156,125)	133,219
		(401,988)	(341,748)
Financing Activities
Private placement	6	550,000	350,000
Promissory note principal repayment	5	(30,000)	-
Interest paid on promissory notes	5	(4,919)	-
Proceeds from exercise of warrants		-	20,000
Advances from joint venture partner		-	74,426
Proceeds from (repayment of) loans from related parties		-	(13,100)
		515,081	431,326
Change in cash		113,093	89,578
Cash Position – Beginning of Period		30,887	25,158
Cash Position – End of Period		143,980	114,736

  Supplemental cash flow information (Note 8)

  - See Accompanying Notes -

  Continental Energy Corporation
  Financial Statements
  (Unaudited – Prepared by Management and expressed in US Dollars)

  STATEMENTS OF CHANGES IN DEFICIENCY

		Share Capital
				Share-Based Payment	Conversion Rights
		Number	Amount	and Other Reserve	Reserve	Deficit	Total
			$	$	$	$	$
Balance on 30 June 2017		123,015,381	16,201,630	9,927,687	92,966	(27,942,808)	(1,720,525)
Acquisition of Continental Hilir Indonesia Pte. Ltd.		14,000,000	700,000	204,400	-	-	904,400
Convertible debt settlement		10,350,000	517,500	151,110	-	-	668,610
Reallocation of conversion right reserve on settlement of convertible debt		-	92,966	-	(92,966)	-	-
Exercise of warrants		2,000,000	20,000	-	-	-	20,000
Reallocation of share-based payment and other reserves on exercise of warrants		-	26,200	(26,200)	-	-	-
Private placement – cash		7,000,000	325,430	24,570	-	-	350,000
Settlement of debt		7,000,000	116,000	-	-	-	116,000
Share-based payments		-	-	41,950	-	-	41,950
Loss for the period		-	-	-	-	(701,737)	(701,737)
Balance on 31 March 2018		163,365,381	17,999,726	10,323,517	-	(28,644,545)	(321,302)

Balance on 30 June 2018		163,365,381	17,841,522	10,277,321	-	(28,655,519)	(536,676)
Private placement – cash	6	11,000,000	384,389	165,611	-	-	550,000
Settlement of debt	6	350,000	12,250	-	-	-	12,250
Share-based payments	6	-	-	92,250	-	-	92,250
Loss for the period		-	-	-	-	(358,235)	(358,235)
Balance on 31 March 2019		174,715,381	18,238,161	10,535,182	-	(29,013,754)	(240,411)

  - See Accompanying Notes -

  Continental Energy Corporation
  NOTES TO THE INTERIM FINANCIAL STATEMENTS
  (Unaudited – Prepared by Management and expressed in US Dollars)
  31 MARCH 2019

1.	Nature of Operations and Going Concern

  Continental Energy Corporation (“Continental” or the “Company”) is incorporated under the laws of the Province of British Columbia, Canada. The Company’s registered address and records office is 1500-1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7.

  The Company is a developer of modular, small-scale crude oil refineries that are co-located with smaller and/or stranded oil and gas producing fields. Each refinery will be designed to refine high demand motor fuels for supply to underserved local markets in the Republic of Indonesia. The Company operates its primary business activities through two subsidiaries in Indonesia. Each of these subsidiaries has received the necessary investment licenses to permit foreign direct investment in Indonesia and one has received the required licenses from the Indonesian Ministry of Mines and Energy to build, own, and operate a petroleum refining business. The Company is now working towards securing financing to begin construction.

  These Interim Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company is a development stage company and has incurred operating losses over the past several fiscal years and has no current source of operating cash flows. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire and develop its projects as well as fund ongoing administration expenses. There are no assurances that sufficient funding will be available.

  Management intends to obtain additional funding primarily by issuing common and preferred shares in private placements, and/or by joining with strategic partners and joint venture partners in its refinery developments. There can be no assurance that management’s future financing actions will be successful. Management is not able to assess the likelihood or timing of raising capital for future expenditures or acquisitions.

  These uncertainties indicate the existence of material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern in the future. If the going concern assumption were not appropriate for these Interim Financial Statements, liquidation accounting would apply, and adjustments would be necessary to the carrying values and classification of assets, liabilities, the reported income and expenses, and such adjustments could be material.

2.	Basis of Preparation

  These Interim Financial Statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, and are based on the principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations thereof made by the International Financial Reporting Interpretations Committee (“IFRIC”).

  These Interim Financial Statements should be read in conjunction with the audited financial statements for the last fiscal year ended 30 June 2018, which were also prepared in accordance with the same methods of application and include all of the Company’s accounting policies and other required disclosures.

  The Company’s Board of Directors has delegated the responsibility and authority for approving quarterly financial statements and MD&A to its Audit Committee. The Audit Committee approved these Interim Financial Statements on 30 May 2019.

  These Interim Financial Statements are consolidated and include the accounts of the Company's subsidiaries as described in its annual audited financial statements for the last fiscal year ended 30 June 2018.

  These Interim Financial Statements have been prepared on a historical cost basis and presented in United States (“US”) dollars, the functional currency of the Company, except where otherwise indicated.

3.	Significant Accounting Estimates and Judgments

  The preparation of these Interim Financial Statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgments, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgments, estimates and assumptions are accounted for prospectively.

  Continental Energy Corporation
  NOTES TO THE INTERIM FINANCIAL STATEMENTS
  (Unaudited – Prepared by Management and expressed in US Dollars)
  31 MARCH 2019

  In preparing these Interim Financial Statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited financial statements for the last fiscal year ended 30 June 2018.

4.	Recent Accounting Pronouncements

  Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC.

  The Company adopted the following standard on 1 July 2018.

  IFRS 9 Financial Instruments

  This standard and its consequential amendments have replaced IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.

  Due to the nature of the Company’s financial instruments, i.e. cash being the only financial asset and the loan from a related party and other accounts payable being the only financial liabilities, the adoption of the standard did not have any impact on the Company’s financial statements. The classification and measurement of the Company’s financial instruments under IAS 39 and the new measurement categories under IFRS 9 are described below:

Measurement Category

	Original (IAS 39)	New (IFRS 9)
Financial Assets:
Cash	Amortized cost	Amortized cost

Financial Liabilities:
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Loans from related parties	Amortized cost	Amortized cost
Promissory notes	N/A	Amortized cost

  The following new standards and amendments to standards have been issued but are not effective during the Company’s current fiscal year.

  IFRS 16, Leases

  This standard and its consequential amendments have replaced IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Company is currently evaluating the impact of this standard and will apply it from 1 July 2019.

  Continental Energy Corporation
  NOTES TO THE INTERIM FINANCIAL STATEMENTS
  (Unaudited – Prepared by Management and expressed in US Dollars)
  31 MARCH 2019

5.	Promissory Notes

  On 1 September 2018 the Company issued three promissory notes to unrelated arms-length parties for an aggregate principal amount of $100,000 in respect of unpaid accounts payable and accrued liabilities of Continental Hilir Indonesia Pte. Ltd. assumed by the Company during the fiscal year ended 30 June 2018. The notes each have a term of two years and bear non-compounding simple interest at a rate of nine (9%) per year on the unpaid balance commencing from 1 September 2017. A continuity of the promissory notes payable is as follows:

$
Balance - 30 June 2018	-
Issuance of promissory notes	100,000
Interest	14,861
Repayments	(34,919)
Balance - 31 March 2019	79,942

6.	Share Capital

  Authorized Share Capital

  500,000,000 common shares without par value and without special rights or restrictions attached. 500,000,000 preferred shares without par value and with special rights or restrictions attached.

  Shares issued

  On 26 September 2018, pursuant to a private placement, the Company issued 7,000,000 units of the Company at $0.05 per unit, for proceeds of $350,000. Each unit consisted of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.05 per common share for a term expiring on 30 June 2021. The Company allocated $228,545 to common shares and $121,455 to the share purchase warrants based on management’s estimate of relative fair values. The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 100%, risk-free interest rate: 2.18%, expected life of warrants: 2.76 years.

  On 26 September 2018, the Company also issued 350,000 common shares to settle a payable to an officer of $17,500. These common shares had a fair value of $0.035 per share on the date of issuance for a total value of $12,250, resulting in a gain on settlement of debt of $5,250.

  On 16 December 2018, pursuant to a private placement, the Company issued 4,000,000 units of the Company at $0.05 per unit, for proceeds of $200,000. Each unit consisted of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.05 per common share for a term expiring on 30 June 2021. The Company allocated $155,844 to common shares and $44,156 to the share purchase warrants based on management’s estimate of relative fair values. The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 100%, risk-free interest rate: 1.95%, expected life of warrants: 2.54 years.

  Stock options

  The Company has an approved incentive stock option plan under which the Board of Directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the board. Options vest on the grant date unless otherwise determined by the board. The aggregate number of common shares which may be reserved as outstanding options shall not exceed 25,000,000, and the maximum number of options held by any one individual at any one time shall not exceed 7.5% of the total number of the Company's issued and outstanding common shares and 15% of same for all related parties (officers, directors, and insiders) as a group.

  Continental Energy Corporation
  NOTES TO THE INTERIM FINANCIAL STATEMENTS
  (Unaudited – Prepared by Management and expressed in US Dollars)
  31 MARCH 2019

  A reconciliation of the Company’s stock options outstanding is as follows:

		Weighted Average
	Number of	Exercise Price
	Options	$ per Share
Outstanding on 30 June 2018	4,500,000	0.15
Granted	7,500,000	0.05
Expired	(4,500,000)	0.15
Outstanding on 31 March 2019	7,500,000	0.05

  On 11 February 2019, the Company granted a total of 7,500,000 stock options to directors and officers of the Company, with and exercise price of $0.05 and term expiring 30 June 2021. The fair value of these stock options was determined to be $92,250, which was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 100%, risk-free interest rate: 1.79%, expected life of warrants: 2.38 years.

  Warrants

  A reconciliation of the Company’s warrants outstanding is as follows:

		Weighted Average
	Number of	Exercise Price
	Warrants	$ per Share
Outstanding on 30 June 2018	31,350,000	0.10
Issued	11,000,000	0.05
Expired	(10,350,000)	0.10
Outstanding on 31 March 2019	32,000,000	0.05

  During the period ended 31 March 2019, the term and exercise price of 21,000,000 outstanding and unexercised share purchase warrants were amended to reflect a reduction in exercise price from $0.10 each to $0.05 each and an extension of their term and expiry date from 31 August 2018 (14,000,000) and 8 September 2018 (1,000,000) until a new expiry date on 30 June 2020, and from 28 November 2018 (6,000,000) until a new expiry date on 30 June 2021. As the share purchase warrants were issued originally to investors the modification of the terms was a transaction with the Company’s shareholders and therefore the incremental value resulting from such amendment did not result in any impact on the Company’s statement of loss.

  A summary of the Company’s warrants outstanding on 31 March 2019 is as follows:

Number of Shares	Price Per Share	Expiry Date
14,000,000	$0.05	30 June 2020
1,000,000	$0.05	30 June 2020
6,000,000	$0.05	30 June 2021
7,000,000	$0.05	30 June 2021
4,000,000	$0.05	30 June 2021
32,000,000

7.	Related Party Transactions

  Key management personnel include persons having the authority and responsibility for planning, directing and controlling the activities of the Company as a whole, and includes the Company’s CEO, CFO, VP of Business Development, and its directors.

  Continental Energy Corporation
  NOTES TO THE INTERIM FINANCIAL STATEMENTS
  (Unaudited – Prepared by Management and expressed in US Dollars)
  31 MARCH 2019

  As at 31 March 2019, $185,653 (30 June 2018 - $320,951) was payable to the directors and officers of the Company as salary, fees, or other compensation. These amounts are included in accounts payable and accrued liabilities and are unsecured and non-interest bearing.

  During the nine months ended 31 March 2019, the Company paid or accrued salary, fees, or other compensation to the directors and officers of the Company in the amount of $107,995 (2018 - $81,653).

  During the nine months ended 31 March 2019, the Company’s VP of Business Development agreed to convert $17,500 in accrued and unpaid salaries into 350,000 common shares of the Company (Note 6).

  During the nine months ended 31 March 2018, the CEO of the Company forgave $75,000 in accrued and unpaid salary. The Company’s CEO also agreed to convert $150,000 in accrued and unpaid salaries into 3,000,000 common shares of the Company.

  During the nine months ended 31 March 2018, the previous CFO of the Company forgave $72,494 in accrued and unpaid salary and expenses and agreed to convert $200,000 in accrued and unpaid salaries into 4,000,000 common shares of the Company.

  As at 31 March 2019, the Company has a loan payable to its CEO to $87,500, which was originally provided to the Company for assistance with working capital. The loan is interest free with no fixed repayment terms.

8.	Supplemental cash flow information

		Nine Months Ended	Nine Months Ended
Non-Cash Investing and	Note	31 March 2019	31 March 2018
Financing Activities		$	$
Acquisition of CHI		-	904,400
Convertible debt settlement		-	668,610
Conversion of accounts payable into long-term promissory notes	5	100,000	-
Common shares issued in settlement of accrued and unpaid salaries	6	12,250	116,000
Reallocation of conversion rights reserve on settlement of convertible debt		-	92,966
Reallocation of share-based payment and other reserve on warrant exercise		-	26,200

9.	Segmented Information

  The Company currently operates in only one segment which is geographically concentrated within the Republic of Indonesia.

10.	Subsequent Events

  In a letter to the Company dated 21 February 2018 the Canadian Securities Exchange ("CSE") approved the Company for listing subject to the Company a) providing acceptable emerging markets issues disclosure, b) confirmation of its audit committee composition, c) completion of financing sufficient to meet 12 month objectives (approximately $1 million, and d) completion of any and all outstanding CSE application documentation and payment of fees pursuant to the CSE's policies. A date for trading is to be determined upon confirmation of the conditions being met. As at the date of these Interim Financial Statements the Company is making arrangements to satisfy the conditions and complete the CSE listing.

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